UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Williams Pipeline Partners L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
96950K103
(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96950K103	Page	2	of	21

1.	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO
* The Williams Companies, Inc. may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	3	of	21

1.	NAMES OF REPORTING PERSONS Williams Gas Pipeline Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO — limited liability company

CUSIP No.	96950K103	Page	4	of	21

1.	NAMES OF REPORTING PERSONS Williams Pipeline GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* Williams Pipeline GP LLC, the sole general partner of Williams Pipeline Partners L.P., owns, beneficially and of record, 684,869 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Pipeline Partners L.P. Williams Pipeline GP LLC also owns 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	5	of	21

1.	NAMES OF REPORTING PERSONS Williams Partners Operating LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* Williams Partners Operating LLC may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	6	of	21

1.	NAMES OF REPORTING PERSONS Williams Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Williams Partners L.P. may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	7	of	21

1.	NAMES OF REPORTING PERSONS Williams Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* Williams Partners GP LLC may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	8	of	21

1.	NAMES OF REPORTING PERSONS Williams Energy Services, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

4,700,668 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company
* Williams Energy Services, LLC may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

Page	9	of	21
Introduction
     This Amendment No. 3 amends Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D originally filed by (i) The Williams Companies, Inc., a Delaware corporation (“Williams”), (ii) Williams Gas Pipeline Company, LLC, a Delaware limited liability company (“Williams Gas Pipeline”) and (iii) Williams Pipeline GP LLC, a Delaware limited liability company (the “General Partner”), with the Securities and Exchange Commission (the “Commission”) on February 4, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 25, 2008 (“Amendment No. 1”) and Amendment No. 2 filed on January 19, 2010 (“Amendment No. 2”). This statement on Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Williams Pipeline Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, shall remain unchanged.
Item 2. Identity and Background
     The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:
     (a) This statement on Schedule 13D (“Schedule 13D”) is filed by (i) Williams, a Delaware corporation (ii) the General Partner, a Delaware limited liability company (iii) Williams Partners L.P., a publicly traded Delaware master limited partnership formed by Williams (“WPZ”), (iv) Williams Energy Services, LLC, a Delaware limited liability company (“WES”), (v) Williams Partners Operating LLC, a Delaware limited liability company (the “Operating Company”), (vi) Williams Gas Pipeline, a Delaware limited liability company and (vii) Williams Partners GP LLC, a Delaware limited liability company (the “WPZ General Partner,” and, together with WPZ, Williams, the General Partner, WES, Williams Gas Pipeline and the Operating Company, the “Reporting Persons”).
     Williams is the sole member of WES. WES is the sole member of the WPZ General Partner. The WPZ General Partner is the sole general partner of WPZ. WPZ is the sole member of the Operating Company. The Operating Company is the sole member of the General Partner. The General Partner is the sole general partner of the Issuer. Williams is the sole member of Williams Gas Pipeline, which was previously the sole member of the General Partner. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma, 74172-0172.
     (c) The principal business of Williams is to find, produce, gather, process and transport natural gas. The principal business of the General Partner is to hold Common Units, subordinated units, general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer. The principal business of WPZ is to own, operate and acquire a diversified portfolio of complementary energy assets and it is principally engaged in the business of gathering, transporting, processing and treating natural gas and the fractionating and storing of natural gas liquids. The principal business of the Operating Company is to conduct all of the activities of WPZ. The principal business of the WPZ General Partner is to hold a general partner interest and incentive distribution rights in WPZ and to manage the affairs and business of WPZ. The principal business of WES is to hold interests in certain subsidiaries of Williams, including WPZ, the WPZ General Partner, Williams Discovery Pipeline LLC and MAPCO Inc. The principal business of Williams Gas Pipeline is to own and operate the natural gas pipeline operations of Williams.

Page	10	of	21
     (d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Williams, Williams Gas Pipeline, the General Partner, WPZ, the Operating Company, WES or the WPZ General Partner has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:
     The information provided or incorporated by reference in Item 4 of Amendment No. 2 is hereby incorporated by reference herein.
Item 4. Purpose of Transaction
     Paragraph 3 under Item 4 of Amendment No. 2 is hereby amended and restated as follows:
     Following, and contingent upon, the closing of the transactions contemplated in the Contribution Agreement, including the transfer to WPZ of Williams Gas Pipeline’s indirect ownership interest in the Issuer, WPZ currently intends to commence an exchange offer for the outstanding publicly traded Common Units of the Issuer (the “Exchange Offer”). Under the terms of the proposed Exchange Offer, each Common Unit not held by WPZ and its affiliates would be exchanged for WPZ common units at a fixed exchange ratio of 0.7584 WPZ common units for each Common Unit. If WPZ and its affiliates acquire ownership of more than 75% of the outstanding Common Units pursuant to the Exchange Offer, WPZ will consider causing the General Partner to (i) deregister the Issuer under the Act or cause its Common Units to no longer be traded on the New York Stock Exchange, if these options are available, (ii) exercise its right under the Issuer’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) to purchase all of the remaining Common Units or (iii) exercise any other available options.
     Item 4 is also hereby amended and supplemented by adding the following at the end thereof:
     On February 17, 2010, the asset contribution transactions contemplated by the Contribution Agreement were consummated. Pursuant to the Contribution Agreement, Williams’ limited and general partner interests in the Issuer were contributed to WPZ through the transfer to WPZ of Williams Gas Pipeline’s entire interest in the General Partner. WPZ subsequently transferred its entire interest in the General Partner to the Operating Company.

Page	11	of	21
Item 5. Interest in Securities of the Issuer
     The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:
     (a) (1) The General Partner, as the sole general partner of the Issuer, is the record and beneficial owner of 4,700,668 Common Units (which represents approximately 20.8% of the outstanding Common Units), 10,957,900 subordinated units (which represent all of the outstanding subordinated units and may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement), 684,869 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer. Due to their control relationships, and pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of Williams, WES, the WPZ General Partner, WPZ and the Operating Company may be deemed to beneficially own the Common Units, subordinated units and incentive distribution rights in the Issuer held by the General Partner.
     (2) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 and Item 4 above, Schedule 1 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.
     (d) The Reporting Persons and certain wholly owned subsidiaries of Williams have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) As of February 17, 2010, Williams Gas Pipeline ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Common Units.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following at the end thereof:
     As of February 19, 2010, the Reporting Persons have entered into a Joint Filing Statement, attached as Exhibit G hereto.
Item 7. Materials to Be Filed as Exhibits
     The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit G	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 19, 2010

The Williams Companies, Inc.
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President — Gas Pipeline

Williams Gas Pipeline Company, LLC
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President

Williams Pipeline GP LLC
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President and Chief Operating Officer

Williams Partners L.P.
By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Partners Operating LLC
By:	Williams Partners L.P., its managing member

By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Energy Services, LLC
By:	/s/ Steven J. Malcolm
	Name:	Steven J. Malcolm
	Title:	President

Williams Partners GP LLC
By:	/s/ Steven J. Malcolm
	Name:	Steven J. Malcolm
	Title:	Chief Executive Officer

Schedule 1
Executive Officers of The Williams Companies, Inc.
Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 0
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+*
Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+
Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Robyn L. Ewing
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 0
Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+

Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, corporate controller and chief accounting officer
Citizenship: USA
Amount Beneficially Owned: 500 Common Units (less than 1%)+
Phillip D. Wright
c/o The Williams Companies, Inc.
2800 Post Oak Boulevard
Houston, Texas 77056
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 10,100 Common Units (less than 1%)+
Board of Directors of The Williams Companies, Inc.
Irl F. Engelhardt
c/o Patriot Coal Corporation
12312 Olive Boulevard
St. Louis, Missouri 63141
Principal Occupation: Chairman, Patriot Coal Corporation
Citizenship: USA
Amount Beneficially Owned: 0
William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA
Amount Beneficially Owned: 0
Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 Common Units (less than 1%)+
W.R. Howell
42113 N. 105th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+
George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+

William G. Lowrie
44 Goat Island Place
Sheldon, South Carolina 29441
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 6,990 Common Units (less than 1%)+
Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Steven J. Malcolm
(see above)
Janice D. Stoney
c/o Qwest Communications
20 E. Thomas, 16th Floor
Phoenix, Arizona 85012
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Dr. Kathleen B. Cooper
Southern Methodist University
3330 University Blvd.
213 Carr Collins Hall
Dallas, Texas 77275-0117
Principal Occupation: Senior Fellow at Southern Methodist University
Citizenship: USA
Amount Beneficially Owned: 0
William R. Granberry
Compass Operating, LLC
400 W. Illinois
Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass Operating Company, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Joseph R. Cleveland
9117 Mid Pines Court
Orlando, Florida 32719
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0

Members of the Management Committee and Executive Officers of Williams Gas Pipeline Company, LLC
Steven J. Malcolm, Member of Management Committee, Chairman
(see above)
Donald R. Chappel, Member of Management Committee
(see above)
Phillip D. Wright, Member of Management Committee, Senior Vice President
(see above)
Robyn L. Ewing, Member of Management Committee
(see above)
Rodney J. Sailor, Assistant Treasurer
(see below)
Members of Williams Gas Pipeline Company, LLC
See above for information regarding the executive officers and directors of Williams, the sole member of Williams Gas Pipeline Company, LLC
Executive Officers and Directors of Williams Pipeline GP LLC
Steven J. Malcolm, Chairman of the Board and Chief Executive Officer
(see above)
Donald R. Chappel, Director and Chief Financial Officer
(see above)
Phillip D. Wright, Director and Chief Operating Officer
(see above)
James J. Bender, General Counsel
(see above)
Rodney J. Sailor, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President and Treasurer of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 500 Common Units (less than 1%)+
Emmitt C. House, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Attorney with Gonzalez, Saggio and Harlan, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 4,000 Common Units (less than 1%)
Steven L. Zelkowitz, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Consultant with Sycamore Energy Consulting
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)
H. Brent Austin, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Investment Officer of Alsamora L.P.
Citizenship: USA
Amount Beneficially Owned: 1,762 Common Units (less than 1%)

Members of Williams Pipeline GP LLC
See below for information regarding the executive officers and directors of Williams Partners Operating LLC, the sole member of Williams Pipeline GP LLC
(see above)
Members of the Management Committee and Executive Officers of Williams Energy Services, LLC
Steven J. Malcolm, Management Committee Member, Chairman and President
(see above)
Donald R. Chappel, Management Committee Member
Alan S. Armstrong, Senior Vice President
(see above)
Robyn L. Ewing, Management Committee Member, Senior Vice President
(see above)
Rodney J. Sailor, Treasurer
(see above)
Member of Williams Energy Services, LLC
See above information regarding the executive officers and directors of The Williams Companies, Inc., the sole member of Williams Energy Services, LLC.
Executive Officers of Williams Partners GP LLC
Steven J. Malcolm, Chief Executive Officer
(see above)
Donald R. Chappel, Chief Financial Officer
(see above)
Alan S. Armstrong, Senior Vice President — Midstream
(see above)
Phillip D. Wright, Senior Vice President — Gas Pipeline
(see above)
James J. Bender, General Counsel
(see above)
Board of Directors of Williams Partners GP LLC
Steven J. Malcolm
(see above)
Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)
Phillip D. Wright
(see above)
Billy Z. Parker
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Alice M. Peterson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Ethics Officer of SAI Global, a provider of ethics, compliance and reputation management solutions
Citizenship: USA
Amount Beneficially Owned: 0
H. Michael Krimbill
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Member of Williams Partners GP LLC
See above information regarding the executive officers and management committee members of Williams Energy Services, LLC, the sole member of Williams Partners GP LLC.
Williams Partners L.P.
Williams Partners L.P. is managed by its general partner, Williams Partners GP LLC and has no officers.
Williams Partners Operating LLC
Williams Partners Operating LLC is managed by its sole member, Williams Partners L.P. which is managed by its general partner, Williams Partners GP LLC and has no officers.

+	Listed Person acquired Common Units pursuant to Issuer’s directed unit program.

*	Listed Person is the trustee of the James J. Bender Trust dated July 8, 2009, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 Common Units held by the Trust.

Exhibit G
Joint Filing Statement
     We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.
Dated: February 19, 2010

The Williams Companies, Inc.
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President — Gas Pipeline

Williams Gas Pipeline Company, LLC
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President

Williams Pipeline GP LLC
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President and Chief Operating Officer

Williams Partners L.P. By: Williams Partners GP LLC, its general partner
By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Partners Operating LLC By: Williams Partners L.P., its managing member By: Williams Partners GP LLC, its general partner
By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Energy Services, LLC

By:	/s/ Steven J. Malcolm
	Name:	Steven J. Malcolm
	Title:	President

Williams Partners GP LLC
By:	/s/ Steven J. Malcolm
	Name:	Steven J. Malcolm
	Title:	Chief Executive Officer